- ------------------------------------------------------------------------







                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K



             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1994 Commission File Number 1-973

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PUBLIC SERVICE ELECTRIC AND GAS COMPANY EMPLOYEE SAVINGS PLAN 80 PARK PLAZA
          NEWARK, NEW  JERSEY 07101
          MAILING ADDRESS:  P.O. Box 570
          NEWARK, NEW  JERSEY  07101-0570

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          See page 2.



- ------------------------------------------------------------------------

- -----------------------------------------------------------------------

Equities Growth Fund A
TWENTIETH CENTURY INVESTORS, INC.      PROVIDENT NATIONAL ASSURANCE
4500 MAIN STREET                        COMPANY
P.O.BOX 419200                         FOUNTAIN SQUARE
KANSAS CITY, MISSOURI 64141-6200       CHATTANOOGA, TENNESSEE 37402

                                       NEW YORK LIFE INSURANCE COMPANY
Balanced Fund B                        501 MADISON AVENUE
PHOENIX SERIES FUND                    NEW YORK, NEW YORK 10010
101 MUNSON STREET
GREENFIELD, MASSACHUSETTS 01301

Fixed Income Fund C:                   Enterprise Common Stock Fund D
THE PRUDENTIAL LIFE INSURANCE COMPANY    and ESOP Fund
OF AMERICA                             PUBLIC SERVICE ENTERPRISE GROUP
PRUDENTIAL PLAZA                         INCORPORATED
NEWARK, NEW JERSEY 07101               80 PARK PLAZA
                                       NEWARK, NEW JERSEY 07101-1171
METROPOLITAN LIFE INSURANCE COMPANY
ONE MADISON AVENUE                     Stock Index Equities Fund E
NEW YORK,  NEW YORK 10010-3690         BANKERS TRUST COMPANY
                                       280 PARK AVENUE
                                       NEW YORK, NEW YORK  10017
PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
THE PRINCIPAL FINANCIAL GROUP          Utilities Equities Fund F
DES MOINES, IOWA 50392-0001            FIDELITY PORTFOLIOS
                                       82 DEVONSHIRE STREET
                                       BOSTON, MASSACHUSETTS 02109
JOHN HANCOCK MUTUAL LIFE COMPANY
JOHN HANCOCK PLACE                     Government Securities Fund G
P.O.BOX 111                            WEISS, PECK AND GREER
BOSTON, MASSACHUSETTS 02117            ONE NEW YORK PLAZA
                                       NEW YORK, NEW YORK  10004
ALLSTATE LIFE INSURANCE COMPANY
ALLSTATE PLAZA WEST                    International Stock Fund H
3100 SANDERS ROAD                      T. ROWE PRICE INC.
NORTHBROOK, ILLINOIS 60062             100 EAST PRATT STREET
                                       BALTIMORE, MARYLAND 21202

- ------------------------------------------------------------------------

                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                             EMPLOYEE SAVINGS PLAN

                                     INDEX


                                                                  PAGE
                                                                 ------

INDEPENDENT AUDITORS' REPORT.....................................  4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1994 AND 1993...............................  5-9

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1994 and 1993................. 10-14

NOTES TO FINANCIAL STATEMENTS.................................... 15-25

SCHEDULE OF ASSETS HELD FOR INVESTMENT - Item 27a................ 26

SCHEDULES OF REPORTABLE TRANSACTIONS - Item 27d.................. 27

SIGNATURES....................................................... 28

EXHIBIT INDEX.................................................... 29

INDEPENDENT  AUDITORS' REPORT

Employee Benefits Committee of
Public Service Electric and Gas Company:


We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Employee Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of (1) assets held for investment as of December 31, 1994 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 23, 1995


                                      PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                               EMPLOYEE SAVINGS PLAN

                                  Statement of Net Assets Available for Benefits
                                                 December 31, 1994
                                                                Supplemental Information by Fund
                                                     ------------------------------------------------------
                                                       Equities                     Fixed       Enterprise
                                                        Growth       Balanced       Income     Common Stock
                                          Total         Fund A        Fund B        Fund C        Fund D
ASSETS                                 ------------  ------------  ------------  ------------  ------------
- ------
Investments
Enterprise Common Stock............... $ 33,382,156  $    --       $    --       $    --       $ 23,462,252
Equities Growth Fund..................    4,761,117     4,761,117       --            --            --
Balanced Fund.........................    2,180,156       --          2,180,156       --            --
Insurance Annuity Contracts (GICs)....   74,101,089       --            --         74,101,089       --
Stock Index Equities Fund.............   11,470,242       --            --            --            --
Utilities Equities Fund...............    2,745,366       --            --            --            --
Government Securities Fund............    1,278,313       --            --            --            --
International Stock Fund..............    3,180,664       --            --            --            --
                                       ------------  ------------  ------------  ------------  ------------
     Total Investments................  133,099,103     4,761,117     2,180,156    74,101,089    23,462,252

Participant Loans Receivable..........    6,526,460       --            --            --            --
Receivables-Interest and Dividends....    2,313,879       697,189        24,474       450,127       529,914
Cash and Temporary Cash Investments...    1,068,434       --            --            535,627       510,068
                                       ------------  ------------  ------------  ------------  ------------
     Total Assets..................... $143,007,876  $  5,458,306  $  2,204,630  $ 75,086,843  $ 24,502,234
                                       ------------  ------------  ------------  ------------  ------------
LIABILITIES
- -----------
Due to Active Participants............ $  1,205,928  $     29,571  $     (6,005)  $   625,669  $    248,234
Purchases of Securities...............      469,630       --            --              --          469,630
Accounts Payable......................      220,990       666,621        29,478      (569,369)     (196,367)
                                       ------------  ------------  ------------  ------------  ------------
     Total Liabilities................    1,896,548       696,192        23,473        56,300       521,497
NET ASSETS AVAILABLE FOR BENEFITS.....  141,111,328     4,762,114     2,181,157    75,030,543    23,980,737
                                       ------------  ------------  ------------  ------------  ------------
 Total Liabilities and Net Assets
       Available for Benefits......... $143,007,876  $  5,458,306  $  2,204,630  $ 75,086,843  $ 24,502,234
                                       ============  ============  ============  ============  ============


SEE NOTES TO FINANCIAL STATEMENTS.

                                           PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                    EMPLOYEE SAVINGS PLAN

                                      Statement of Net Assets Available for Benefits (Continued)
                                                         December 31, 1994
                                             Supplemental Information by Fund (Continued)
                                      -------------------------------------------------------------------
                                      Stock Index    Utilities    Government
                                       Equities      Equities     Securities    International
                                                                                   Stock
                                        Fund E        Fund F        Fund G       Fund H        ESOP Fund
                                      -----------   -----------   -----------   -----------   -----------
ASSETS
- ------
Investments
Enterprise Common Stock.............. $    --       $    --       $    --       $   --        $ 9,919,904
Equities Growth Fund.................      --            --            --           --             --
Balanced Fund........................      --            --            --           --             --
Insurance Annuity Contracts (GICs)...      --            --            --           --             --
Stock Index Equities Fund............  11,470,242        --            --           --             --
Utilities Equities Fund..............      --         2,745,366        --           --             --
Government Securities Fund...........      --            --         1,278,313       --             --
International Stock Fund.............      --            --            --         3,180,664        --
                                      -----------   -----------   -----------   -----------   -----------
     Total Investments...............  11,470,242     2,745,366     1,278,313     3,180,664     9,919,914
Participant Loans Receivable.........      --            --            --           --             --
Receivables-Interest and Dividends...     139,161       137,994         8,852       194,269       131,404
Cash and Temporary Cash Investments..      --            --            --           --             10,785
                                      -----------   -----------   -----------   -----------   -----------
     Total Assets....................$ 11,609,403   $ 2,883,360   $ 1,287,165   $ 3,374,933   $10,062,093
                                      -----------   -----------   -----------   -----------   -----------
LIABILITIES
- -----------
Due to Active Participants........... $    48,026   $    (6,935)   $   (9,061)    $ --        $   276,429
Purchases of Securities..............      --             --            --          --             --
Accounts Payable.....................      84,615       139,858        16,182       194,272      (145,201)
                                      -----------   -----------   -----------   -----------   -----------
     Total Liabilities...............     132,641       132,923         7,121       194,272       131,228
NET ASSETS AVAILABLE FOR BENEFITS....  11,476,762     2,750,437     1,280,044     3,180,661     9,930,865
                                      -----------   -----------   -----------   -----------   -----------
     Total Liabilities and Net Assets
       Available for Benefits........ $11,609,403   $ 2,883,360   $ 1,287,165    $3,374,933   $10,062,093
                                      ===========   ===========   ===========   ===========   ==========-

SEE NOTES TO FINANCIAL STATEMENTS.

                                      PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                               EMPLOYEE SAVINGS PLAN

                               Statement of Net Assets Available for Benefits (Concluded)
                                                   December 31, 1994
                                       Supplemental Information by Fund (Concluded)
                                       --------------------------------------------
                                        Holding                   Trust Loan
                                        Account                     Fund
                                       -----------               -----------
ASSETS
- ------
Investments
Enterprise Common Stock............... $    --                    $    --
Equities Growth Fund..................      --                         --
Balanced Fund.........................      --                         --
Insurance Annuity Contracts (GICs)....      --                         --
Stock Index Equities Fund.............      --                         --
Utilities Equities Fund...............      --                         --
Government Securities Fund............      --                         --
International Stock Fund..............
                                       -----------                -----------
     Total Investments................      --                         --
Participant Loans Receivable..........      --                      6,526,460
Receivable Interest Dividends..........        495                     --
Cash and Temporary Cash Investments...      11,954                     --
                                       -----------                -----------
     Total Assets..................... $    12,449                $ 6,526,460
                                       -----------                -----------
LIABILITIES
- -----------
Due to Active Participants............ $    --                    $    --
Purchases of Securities...............      --                         --
Accounts Payable......................       5,101                     (4,200)
                                       -----------                 -----------
     Total Liabilities................       5,101                     (4,200)
NET ASSETS AVAILABLE FOR BENEFITS.....       7,348                  6,530,660
                                       -----------                 -----------
     Total Liabilities and Net Assets
       Available for Benefits......... $    12,449                $ 6,526,460
                                       ===========                 ===========

SEE NOTES TO FINANCIAL STATEMENTS.

                              PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                      EMPLOYEE SAVINGS PLAN

                         Statement of Net Assets Available for Benefits
                                       December 31, 1993
                                                               Supplemental Information by Fund
                                                   ---------------------------------------------------------
                                                    Equities                        Fixed        Enterprise
                                                     Growth         Balanced       Income       Common Stock
                                       Total         Fund A          Fund B        Fund C          Fund D
ASSETS                               -----------   ------------   ------------   ------------   ------------
- ------
Investments
Enterprise Common Stock.............$ 41,942,976   $    --        $    --        $    --        $ 27,281,344
Equities Growth Fund................   3,503,930      3,503,930        --             --             --
Balanced Fund.......................   1,803,232        --           1,803,232        --             --
Insurance Annuity Contracts(GICs)...  60,354,003        --             --          60,354,003        --
Stock Index Equities Fund...........  10,029,607        --             --             --             --
Utilities Equities Fund.............   2,914,614        --             --             --             --
Government Securities Fund..........   1,326,589        --             --             --             --
                                    ------------   ------------   ------------   ------------   ------------
     Total Investments.............. 121,874,951      3,503,930      1,803,232     60,354,003     27,281,344

Participant Loans Receivable........   4,176,049        --             --             --             --
Receivables-Interest and Dividends..   1,202,648         10,655          4,029        309,692        457,545
Cash and Temporary Cash Investments.   1,742,300        --             --           1,318,827        420,027
                                    ------------   ------------   ------------   ------------   ------------
     Total Assets...................$128,995,948   $  3,514,585   $  1,807,261   $ 61,982,522   $ 28,158,916
                                    ------------   ------------   ------------   ------------   ------------
LIABILITIES
- -----------
Due to Active Participants..........$    158,586   $      4,408   $      3,492   $     53,806   $     20,748
Purchases of Securities.............     840,889        --               --           --             456,315
Due to (from) Other Funds...........     --              28,162        (16,508)        41,282         85,553
Accounts Payable....................      10,428            602            274          5,860          1,783
                                    ------------   ------------   ------------   ------------   ------------
     Total Liabilities..............   1,009,903         33,172        (12,742)       100,948        564,399

NET ASSETS AVAILABLE FOR BENEFITS... 127,986,045      3,481,413      1,820,003     61,881,574     27,594,517
                                    ------------   ------------   ------------   ------------   ------------
     Total Liabilities and Net
     Assets Available for Benefits..$128,995,948   $  3,514,585   $  1,807,261   $ 61,982,522   $ 28,158,916
                                    ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

                              PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                      EMPLOYEE SAVINGS PLAN

                  Statement of Net Assets Available for Benefits (Concluded)
                                      December 31, 1993
                                                   Supplemental Information by Fund (Concluded)
                                     -----------------------------------------------------------------------
                                     Stock Index    Utilities      Government
                                      Equities      Equities       Securities                    Trust Loan
                                       Fund E        Fund F          Fund G       ESOP Fund        Fund
ASSETS                               -----------   ------------   ------------   ------------   ------------
- ------
Investments
Enterprise Common Stock.............$    --        $    --        $    --        $ 14,661,632   $    --
Equities Growth Fund................     --             --             --             --             --
Balanced Fund.......................     --             --             --             --             --
Insurance Annuity Contracts (GICs)..     --             --             --             --             --
Stock Index Equities Fund...........  10,029,607
Utilities Equities Fund.............                  2,914,614        --             --             --
Government Securities Fund..........     --             --           1,326,589        --             --
                                    ------------   ------------   ------------   ------------   ------------
     Total Investments..............  10,029,607      2,914,614      1,326,589     14,661,632        --

Participant Loans Receivable........     --             --             --             --           4,176,049
Receivables-Interest and Dividends..      15,689        374,556         30,468             14        --
Cash and Temporary Cash Investments.     --             --             --               3,446        --
                                    ------------   ------------   ------------   ------------   ------------
     Total Assets...................$ 10,045,296   $  3,289,170   $  1,357,057   $ 14,665,092   $  4,176,049
                                    ------------   ------------   ------------   ------------   ------------
LIABILITIES
- -----------
Due to Active Participants..........$     11,025   $    --        $     --       $     65,107   $    --
Purchases of Securities.............     --             358,024         26,550        --             --
Due to (from) Other Funds...........      34,637          8,624         (5,517)           (27)     (176,206)
Accounts Payable....................       1,245            353            311        --             --
                                    ------------   ------------   ------------   ------------   ------------
     Total Liabilities..............      46,907        367,001         21,344         65,080      (176,206)

NET ASSETS AVAILABLE FOR BENEFITS...   9,998,389      2,922,169      1,335,713     14,600,012      4,352,255
                                    ------------   ------------   ------------   ------------   ------------
     Total Liabilities and Net
     Assets Available for Benefits..$ 10,045,296   $  3,289,170   $  1,357,057   $ 14,665,092   $  4,176,049
                                    ============   ============   ============   ============  =============

SEE NOTES TO FINANCIAL STATEMENTS.

                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                              EMPLOYEE SAVINGS PLAN

                            Statement of Changes in Net Assets Available for Benefits
                                     For the Year Ended December 31, 1994
                                                           Supplemental Information by Fund
                                               ---------------------------------------------------------
                                                  Equities                       Fixed        Enterprise
                                                   Growth        Balanced        Income      Common Stock
                                    Total          Fund A         Fund B         Fund C         Fund D
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $ 20,750,375   $  1,427,695   $    657,428   $ 11,602,186   $  2,867,954
Cash Receipts...................   43,371,546         --             --             --             --
Addition to Trust Loan Fund.....    4,702,212         --             --             --             --
Employer Contributions..........    5,618,255        362,631        176,219      3,257,511        776,492
Interfund Transfers - net.......      --              (2,112)      (217,393)     1,166,391     (1,772,180)
Participant Loan Repayments.....      --             146,261         62,796      1,206,629        310,648
     Total Deposits and          ------------   ------------   ------------   ------------   ------------
     Contributions..............   74,442,388      1,934,475        679,050     17,232,717      2,182,914
                                 ------------   ------------   ------------   ------------   ------------
Income:
Interest........................    4,340,788        --             --           4,317,870         15,804
Dividends.......................    4,373,697        692,609         60,897        --           1,815,220
Loan Interest Income............      295,663         18,235          8,868        165,671         40,525
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............    9,010,148        710,844         69,765      4,483,541      1,871,549
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investment.................   (8,972,959)      (780,185)      (148,045)       --          (4,433,658)
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............   74,479,577      1,865,134        600,770     21,716,258       (379,195)
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Cash Payments...................   43,367,612        --             --             --             --
Withdrawals.....................    8,423,163        220,702         88,027      4,465,784      1,403,859
Dividends paid..................      866,438        --             --             --             --
Participant Loans...............    4,702,212        291,789        110,268      2,693,210        714,253
Transfer to Thrift & Tax-Def.
  Savings Plan..................    3,985,701         70,898         41,234      1,402,331      1,115,155
Forfeitures.....................       10,842          1,081             87          5,964          1,318
Other...........................      (1,674)            (37)        --             --            --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........   61,354,294        584,433        239,616      8,567,289      3,234,585
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS.   13,125,283      1,280,701        361,154     13,148,969     (3,613,780)
                                 ------------   ------------   ------------   ------------   ------------
Net Assets Available for
  Benefits Beginning of period..  127,986,045      3,481,413      1,820,003     61,881,574     27,594,517
                                 ------------   ------------   ------------   ------------   ------------
Net Assets Available
  for Benefits End of Period.... $141,111,328   $  4,762,114   $  2,181,157   $ 75,030,543   $ 23,980,737
                                 ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                           EMPLOYEE SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Benefits (Continued)
                                 For the Year Ended December 31, 1994
                                              Supplemental Information by Fund (Continued)
                                 -----------------------------------------------------------------------

                                 Stock Index     Utilities      Government    International
                                  Equities       Equities      Securities         Stock
                                    Fund E         Fund F         Fund G         Fund H        ESOP Fund
                                 ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits............ $  2,303,537   $    894,472   $    377,839   $    619,264   $   --
Cash Receipts...................      --             --             --             --            --
Addition to Trust Loan Fund.....      --             --             --             --            --
Employer Contributions..........      585,522        226,958         96,858        136,064       --
Interfund Transfers - net.......     (376,887)      (792,058)      (338,482)     2,845,085       (512,364)
Participant Loan Repayments.....      291,041         76,668         40,658         67,460       --
     Total Deposits and          ------------   ------------   ------------   ------------   ------------
     Contributions..............    2,803,213        406,040        176,873      3,667,873       (512,364)
                                 ------------   ------------   ------------   ------------   ------------
Income:
Interest........................      --             --             --             --                 491
Dividends.......................      392,057        257,951         94,001        194,269        866,438
Loan Interest Income............       40,797         10,060          4,721          6,786        --
                                 ------------   ------------   ------------   ------------   ------------
     Total Income...............      432,854        268,011         98,722        201,055        866,929
                                 ------------   ------------   ------------   ------------   ------------
Appreciation (Depreciation)
  of Investment.................     (237,589)      (455,881)      (228,074)      (302,370)    (2,382,056)
                                 ------------   ------------   ------------   ------------   ------------
     Total Additions............    2,998,478        218,170         47,521      3,566,558     (2,027,491)
                                 ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Cash Payments...................      --             --             --             --             --
Withdrawals.....................      547,562        184,589         37,778         94,878      1,217,643
Dividends paid..................      --             --             --             --             866,438
Participant Loans...............      562,805        148,704         52,941        128,242        --
Transfer to Thrift & Tax Def.
  Savings Plan..................      408,038         56,300         12,088        162,777        557,575
Forfeitures.....................        1,700            309            383        --             --
Other...........................      --              --            --             --             --
                                 ------------   ------------   ------------   ------------   ------------
     Total Deductions...........    1,520,105        389,902        103,190        385,897      2,641,656
                                 ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS.    1,478,373       (171,732)       (55,669)     3,180,661     (4,669,147)
                                 ------------   ------------   ------------   ------------   ------------
Net Assets Available for
  Benefits Beginning of period..    9,998,389      2,922,169      1,335,713        --          14,600,012
                                 ------------   ------------   ------------   ------------   ------------
Net Assets Available
  for Benefits End of Period.... $ 11,476,762   $  2,750,437   $  1,280,044   $ 3,180,661   $   9,930,865
                                 ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                           EMPLOYEE SAVINGS PLAN

                    Statement of Changes in Net Assets Available for Benefits (Concluded)
                              For the Year Ended December 31, 1994
                                    Supplemental Information by Fund (Concluded)
                      -----------------------------------------------------------------------
                                    Holding                      Trust Loan
                                    Account                         Fund
                                  ------------                  ------------
- ---------
Participant Deposits............. $    --                       $    --
Cash Receipts....................   43,371,546                       --
Addition to Trust Loan Fund......      --                          4,702,212
Employer Contributions...........      --                            --
Interfund Transfers - net........      --                            --
Participant Loan Repayments......      --                         (2,202,161)
     Total Deposits and           ------------                  ------------
     Contributions...............   43,371,546                     2,500,051
                                  ------------                  ------------
Interest.........................        6,623                      --
Dividends........................          255                      --
Loan Interest Income..............      --                          --
                                  ------------                  ------------
     Total Income................        6,878                      --
                                  ------------                  ------------
Appreciation (Depreciation)
  of Investment..................       (5,101)                     --
                                  ------------                  ------------
     Total Additions.............   43,373,323                     2,500,051
                                  ------------                  ------------
DEDUCTIONS
- ----------
Cash Payments....................   43,367,612                      --
Withdrawals......................      --                            162,341
Dividends paid...................      --                           --
Participant Loans................      --                           --
Transfer to Thrift & Tax Def.
  Savings Plan...................      --                            159,305
Forfeitures.......................     --                           --
Other............................       (1,637)                     --
                                  ------------                  ------------
     Total Deductions............   43,365,975                       321,646
                                  ------------                  ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS..        7,348                     2,178,405
                                  ------------                  ------------
Net Assets Available for
  Benefits Beginning of period...      --                          4,352,255
                                  ------------                  ------------
Net Assets Available
  for Benefits End of Period..... $      7,348                  $  6,530,660
                                  ============                  ============

SEE NOTES TO FINANCIAL STATEMENTS.

                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                              EMPLOYEE SAVINGS PLAN

                            Statement of Changes in Net Assets Available for Benefits
                                   For the Year Ended December 31, 1993
                                                           Supplemental Information by Fund
                                               ---------------------------------------------------------
                                                 Equities                       Fixed        Enterprise
                                                  Growth        Balanced        Income      Common Stock
                                   Total          Fund A         Fund B         Fund C         Fund D
                                ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits........... $ 18,038,129   $  1,157,304   $    567,298   $ 10,676,400   $  2,608,168
Addition to Trust Loan Fund....    2,712,252
Employer Contributions.........    4,039,976        240,564        121,763      2,465,262        581,839
Interfund Transfers - net......      --             (26,621)       169,501     (1,117,837)       (92,738)
Participant Loan Repayments....      --              94,691         43,979        881,011        177,996
     Total Deposits and         ------------   ------------   ------------   ------------   ------------
     Contributions.............   24,790,357      1,465,938        902,541     12,904,836      3,275,265
                                ------------   ------------   ------------   ------------   ------------
Income:
Interest.......................    3,900,526        --             --           3,899,073          1,213
Dividends......................    3,685,716       372,225          84,603        --           1,742,504
Loan Interest Income...........      215,211        13,124           6,129        133,454         27,499
                                ------------   ------------   ------------   ------------   ------------
     Total Income..............    7,801,453        385,349         90,732      4,032,527      1,771,216
                                ------------   ------------   ------------   ------------   ------------
Net Appreciation (Depreciation)
  of Investment................    1,616,271      (233,430)         (3,851)       --             716,928
                                ------------   ------------   ------------   ------------   ------------
     Total Additions...........   34,208,081      1,617,857        989,422     16,937,363      5,763,409
                                ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Withdrawals....................    6,583,739         92,960         59,499      3,414,652      1,424,110
Dividends paid.................    1,020,792        --             --             --             --
Participant Loans..............    2,712,252        125,065         50,445      1,564,562        499,246
Other..........................       10,634            602            274          5,860          1,783
                                ------------   ------------   ------------   ------------   ------------
     Total Deductions..........   10,327,417        218,627        110,218      4,985,074      1,925,139
                                ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR BENEFITS.................   23,880,664      1,399,230        879,204     11,952,289      3,838,270
                                ------------   ------------   ------------   ------------   ------------
Net Assets Available for
  Benefits
Beginning of period............  104,105,381      2,082,183        940,799     49,929,285     23,756,247
                                ------------   ------------   ------------   ------------   ------------
Net Assets Available
  for Benefits
End of Period.................. $127,986,045   $  3,481,413   $  1,820,003   $ 61,881,574   $ 27,594,517
                                ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                           EMPLOYEE SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Benefits (Concluded)
                              For the Year Ended December 31, 1993
                                              Supplemental Information by Fund (Concluded)
                                -----------------------------------------------------------------------

                                Stock Index      Utilities      Government
                                  Equities       Equities      Securities                    Trust Loan
                                   Fund E         Fund F         Fund G       ESOP Fund         Fund
                                ------------   ------------   ------------   ------------   ------------
ADDITIONS
- ---------
Participant Deposits........... $  1,952,865   $    747,871   $    328,223   $    --        $    --
Addition to Trust Loan Fund....      --             --             --             --           2,712,252
Employer Contributions.........      412,534        150,258         67,756        --             --
Interfund Transfers - net......      377,378        678,761        270,584       (259,028)       --
Participant Loan Repayments....      164,515         41,136         19,721        --          (1,423,049)
     Total Deposits and         ------------   ------------   ------------   ------------   ------------
     Contributions.............    2,907,292      1,618,026        686,284       (259,028)     1,289,203
                                ------------   ------------   ------------   ------------   ------------
Income:
Interest.......................      --             --             --                 240        --
Dividends......................           38        377,991         87,563      1,020,792        --
Loan Interest Income...........       25,053          6,774          3,178        --             --
                                ------------   ------------   ------------   ------------   ------------
     Total Income..............       25,091        384,765         90,741      1,021,032        --
                                ------------   ------------   ------------   ------------   ------------
Net Appreciation (Depreciation)
  of Investment................      813,700       (225,924)       (19,502)       568,350        --
                                ------------   ------------   ------------   ------------   ------------
     Total Additions...........    3,746,083      1,776,867        757,523      1,330,354      1,289,203
                                ------------   ------------   ------------   ------------   ------------
DEDUCTIONS
- ----------
Withdrawals....................      370,906         47,133         18,701      1,155,778        --
Dividends paid.................      --             --             --           1,020,792        --
Participant Loans..............      376,505         70,346         26,083        --             --
Other..........................        1,245            451            419        --             --
                                ------------   ------------   ------------   ------------   ------------
     Total Deductions..........      748,656        117,930         45,203      2,176,570        --
                                ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR BENEFITS.................    2,997,427      1,658,937        712,320       (846,216)     1,289,203
                                ------------   ------------   ------------   ------------   ------------
Net Assets Available for
  Benefits
Beginning of period............    7,000,962      1,263,232        623,393     15,446,228      3,063,052
                                ------------   ------------   ------------   ------------   ------------
Net Assets Available
  for Benefits
End of Period.................. $  9,998,389   $  2,922,169   $  1,335,713   $ 14,600,012   $  4,352,255
                                ============   ============   ============   ============   ============

SEE NOTES TO FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G or the Company) adopted the Public Service Electric and Gas Company Employee Savings Plan (Plan) to encourage thrift and savings by eligible bargaining unit employees of PSE&G (Eligible Employees). It was first offered to Eligible Employees in November 1987 as a result of collective bargaining, and contributions began in January 1988. The Plan was last amended April 10, 1995 to permit, among other things, participation in the Plan by Affiliates of PSE&G and their bargaining unit employees (each such participating Affiliate with PSE&G, an "Employer"). Participation in the Plan is entirely voluntary, except with respect to those employees who participate in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in PSE&G's TRASOP and/or PAYSOP, which plans were merged into the Plan. Eligible Employees are those employees covered by a collective bargaining agreement and who have completed 1,000 hours of service with an Employer. Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of PSE&G's Employee Benefits Committee (Committee), the Plan Administrator. The Plan's Trust Fund consists of the Savings Account Fund and the ESOP Fund, which are separately maintained.

Under the Plan, participating Eligible Employees (Participants) may elect to make basic deposits to Investment Funds of such Participants' choosing within the Savings Account of 1%, 2%, 3%, 4%, or 5% of their compensation (Basic Deposits), and the Employer will contribute an amount equal to 45% thereof (35% prior to 5/1/94 and 50%, effective 5/1/95), subject to certain exceptions and limitations (Employer Contributions). In addition, Participants may elect to make supplemental deposits to their Savings Accounts in increments of 1% of Compensation up to an additional 10% (20% starting in 1995)of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

In the case of Participants employed by CEA Newark Bay Services, Inc., (which adopted the Plan effective January 1, 1995) they may elect to make basic deposits to Investment Funds of such Participants choosing within the Savings Account of 1%, 2%, 3%, 4%, 5%, 6% of their Basic Deposits, and the Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). In addition, Participants may elect to make supplemental deposits to their Savings Account in increments of 1% of Compensation up to an additional

19% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

Starting January 1, 1995 each Participant may, within any Plan Year, make one or more Additional Lump Sum Deposits on a Nondeferred basis in the minimum amount of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year.

The maximum amount of Deferred Deposits to a Participant's Savings Account may have to be limited to less than 15% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Savings Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively.

Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time subject to certain penalties and restrictions.

Savings Account Deposits are made through payroll deductions by the Employer, rollover contributions from other qualified plans and, starting January 1, 1995, Additional Lump Sum Deposits. Deposits by Participants and Employer Contributions are transferred to a Trustee and separately held in the Plan's Savings Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Participants are entitled to choose from among the Investment Funds offered under the Plan in which to invest Deposits and Employer Contributions.

Bankers Trust Company is the Trustee of the Trust Fund established pursuant to the Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's General Manager Compensation and Benefits, lend a Participant an amount up to 50% of the value of the vested portion of such Participant's Savings Account and ESOP Fund, but no more than the aggregate value of such Participant's Savings Account or $50,000, whichever is less. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments of 12, 24, 36, 48 or 60 months as selected by the Participant. However, a Participant may repay any such loan in full by check at any time (beginning January 1, 1995, partial lump sum payments are also accepted) in accordance with such rules as may be prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Savings Account and repayments of principal of any loan, together with interest thereon, are invested in the Savings Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration interest rates currently then being charged. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1994, the rate of interest on loans granted to Participants, by quarter and starting with the first quarter, was 6%, 6-1/4%, 7-1/4%, 7-3/4%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans.)

2.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Dividends and Interest

Dividends, interest, and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Fund. (See Expenses of Plan, below.)

All Deposits and Employer Contributions to Fixed Income Fund C earn interest at the composite rate of all Guaranteed Investment Contracts of insurance companies (GICs) in which the assets of such fund are then invested. Such rate varies, as such GICs mature or are entered into and as Deposits and Employer Contributions are made to and withdrawn from such GICs. Under the GICs in effect during 1994, the composite rate of interest earned by such assets so invested was not less than 6.64%.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of PSE&G, held for their ESOP Fund.

Valuation of Investments

Investments of Equities Growth Fund A, Balanced Fund B, Enterprise Common Stock Fund D, Stock Index Equities Fund E, Utilities Equities Fund F, Government Securities Fund G, International Stock Fund H, and the shares of Enterprise Common Stock held by the ESOP Fund are based upon quoted market values. The Plan has invested the assets of Fixed Income Fund C in GICs. The value of Fixed Income Fund C is based on the contract value of all GICs in which the assets of the fund are invested. Temporary investments are valued at cost which approximates fair market value. Securities transactions are accounted for on the trade date.

In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4 (SOP94-4), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" which requires investment contracts issued by either an insurance enterprise or other entity to be reported at either fair value or contract value. SOP 94-4 is effective for plan years beginning after December 15, 1994, except that the application to investment contracts entered into before December 31, 1993, is delayed to plan years beginning after December 15, 1995. The Plan is currently evaluating what impact, if any, the adoption of SOP 94-4 will have on the financial statements of the Plan as of and for the year ended December 31, 1995.

The Plan's financial statements have been prepared in accordance with financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) as permitted by the applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and ending of the Plan year. These changes had no material effect on net assets available for Plan benefits.

Expenses of Plan

All expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by PSE&G.

The assets of Common Stock Fund D and the ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for Fund D are purchased by the Trustee either directly from Enterprise at its sole discretion, on the open market through a broker or from the ESOP Fund.

All shares sold for Common Stock Fund D and the ESOP Fund are sold by the Trustee on the open market through a broker. Brokerage commissions and taxes are paid by the Participants. However, in situations where the ESOP is in a "sell" position and Fund D is in a "buy" position, Fund D will buy from the ESOP at the closing price on the N.Y. Stock Exchange. In such case, no brokerage commissions will be charged in the transaction.

Loans

A loan to a Participant is considered an investment of such Participant's Savings Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Savings Account. Repayments of the principal amount of the loan are credited to each such sub-account, and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then current-investment direction for Deposits and Employer Contributions.

Loan amounts are taken from sub-accounts of a Participant's Savings Account in the following order:

(a)  Deferred Deposits
(b)  Unmatured vested Employer Contributions
(c)  Matured vested Employer Contributions
(d)  Rollover Contributions
(e)  Unmatured post-1986 Nondeferred Deposits
(f)  Matured post-1986 Nondeferred Deposits
(g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan
Provisions).

Interfund Transfers - ESOP Fund to Savings Account

Participants are permitted to transfer all, but not less than all, shares from their ESOP Funds to their Savings Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Fund and invest the proceeds in the Savings Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock so transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Vesting

Employer Contributions to a Participant's Savings Account are immediately vested upon a Participant's completion of five years of service with an Employer or when a Participant is eligible for an immediately payable retirement benefit, attains age 65, is disabled, is laid off or dies. All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties upon Withdrawal

However, if a Participant withdraws his entire vested Employer Contributions and/or Deposits before they have been in the Plan for two full calendar years, such Participant loses the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan Administrator. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC. Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Benefits Payable

The AICPA Audit and Accounting Guide, requires that benefits payable to persons who are not active participants in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1994, and December 31, 1993, the net assets available for benefits included benefits due to Participants who are no longer active Participants in the Plan in the amounts of $195,358 and $747,418, respectively.

3.   INVESTMENTS

The financial statements of the Plan include the following:

     a.   Savings Account Investment Funds
          (1) The assets of Equities Growth Fund A are invested in the capital stock of the Twentieth Century Investors Inc. Growth Fund (the "Twentieth Century Growth Fund") a no-load, open-ended investment company or mutual fund. The prospectus for the Twentieth Century Growth Fund indicates that such fund invests primarily in the common stock of companies considered by its investment manager to have above average potential for capital appreciation.

          (2) The assets of Balanced Fund B are invested in the capital stock of Phoenix Series Fund Balanced Series (the "Phoenix Balanced Fund") a no-load, open-ended investment company or mutual fund. The prospectus for the Phoenix Balanced Fund indicates that such fund invests primarily in a combination of equity and fixed income debt securities that its investment manager expects to provide current income along with long-term capital growth and conservation of capital.

          (3) The assets of Fixed Income Fund C are invested in GICs with various insurance companies which contractually provide for a guarantee of principal and interest for the respective contract periods.

The following GICs are continuing:

                 (i) A four and one-half year contract expiring June 30, 1996 and a five and one-half year contract expiring June 30, 1997, with Provident National Assurance Company, effective interest rates of 6.62% and 6.80%, respectively;

                (ii) A four-year contract which will expire on December 31, 1997, with Metropolitan Life Insurance Company, effective interest rate of 5.72%;

                (iii) A four-year contract which will expire January 1, 1996, with John Hancock Mutual Life Insurance Company, effective interest rate of 6.10%.

                 (iv) A five-year contract which will expire January 1, 1997, with Principal Mutual Life Insurance Company, effective interest rate of 6.80%;

                 (v) A five-year contract which will expire January 4, 1999, with Allstate Life Insurance Company, effective interest rate of 5.65%; and

                 (vi) A five-year contract which will expire June 30, 1999, with New York Life Insurance Company, effective interest rate of 7.07%.


          (4) The assets of Enterprise Common Stock Fund D are invested by the Trustee in Enterprise Common Stock.

          (5) The assets of Stock Index Equities Fund E are invested by the Trustee in BT Institutional Equity 500 Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by Bankers Trust Company so as to achieve the approximate return of the Standard and Poor's 500 Composite Stock Price Index.

          (6) The assets of Utilities Equities Fund F are invested in the capital stock of Fidelity Income Fund Utilities (the "Fidelity Utilities Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the Fidelity Utilities Fund indicates that such fund invests primarily in equity securities of gas and electric utility companies and companies engaged in the communications field. The Fidelity Utilities Fund may, from time to time, include shares of Enterprise Common Stock or PSE&G preferred stock.

          (7) The assets of Government Securities Fund G are invested in the capital stock of Weiss, Peck and Greer Mutual Fund's Government Securities Fund (the "WPG Government Securities Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the WPG Government Securities Fund indicates that such fund invests primarily in debt obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities which have remaining maturities of one year or more.

          (8) The assets of International Stock Fund H are invested in the capital stock of T. Rowe Price International Funds Inc. (the T. Rowe Price International Stock Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

     b.   ESOP FUND

          Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the bargaining unit portions of the PSE&G's former TRASOP and PAYSOP. No additional contributions in or transfers into the ESOP Fund are presently permitted or were allowed during 1994.

     c.   PARTICIPANTS
                                               Participants
                                             As of December 31,
                                         ------------------------
                                          1994    1993    1992
                                         ------  ------  ------
     Total Plan Participants............ 8,138    7,965   7,209
     Participants by Fund
     --------------------
     Equities Growth Fund A ............ 1,165   1,020      758
     Balanced Fund B ...................   690     660      439
     Fixed Income Fund C ............... 4,801   4,942    4,807
     Enterprise Common Stock Fund D .... 2,709   2,987    2,704
     Stock Index Equities Fund E ....... 1,826   1,850    1,585
     Utilities Equities Fund F .........   876     896      519
     Government Securities Fund G ......   431     415      290
     International Stock Fund H (1).....   706     --       --
     ESOP Fund ......................... 1,426   1,690    1,822
     -----------------------------------
     (1) New investment option in 1994

4. UNIT VALUE INFORMATION - SAVINGS ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds were determined the last business day of each month and, starting February 1, 1994 have been determined at the end of each business day (Valuation Date) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Savings Account monthly and starting February 1, 1994, have been allocated at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for such month or business day and the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Savings Account including interest earned thereon during the month or business day, respectively, by the unit value determined as of the end of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan, or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned, or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction.

The Investment Fund unit information as of the last business day of each year is as follows:

Investment Fund                 Year      Unit Value       Number of Units
- ---------------                 ----      ----------       ---------------
                                           (Dollars)
Equities Growth Fund A.......... 1994      18.740000            254,061.739
                                 1993      10.000000            347,435.857
                                 1992       1.024268          2,032,849.041

Balanced Fund B ................ 1994      14.830000            147,009.844
                                 1993      10.000000            181,026.753
                                 1992       1.079134            871,809.551


Fixed Income Fund C............. 1994      10.625695          6,973,763.974
                                 1993      10.000000          6,143,922.175
                                 1992       1.561574         31,973,690.038

Enterprise Common Stock Fund D.. 1994       9.472822          2,476,796.460
                                 1993      10.000000          2,747,032.952
                                 1992       1.794902         13,235,402.932

Stock Index Equities Fund E..... 1994      10.440000          1,098,682.137
                                 1993      10.000000            998,756.270
                                 1992       2.043185          3,426,494.513

Utilities Equities Fund F ...... 1994      13.060000            210,211.776
                                 1993       9.699076            301,270.143
                                 1992       1.067409          1,183,456.011

Government Securities Fund G ... 1994       9.012366            141,839.889
                                 1993      10.000000            133,564.887
                                 1992       1.076746            578,960.254

International Stock Fund H (1).. 1994      11.320000            280,977.378
- -------------------------------


(1)  New investment option in 1994


ESOP FUND VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant.

The ESOP Fund information as of the last business day of each year is as follows:
                      Year      Price per share    Number of Shares
                      ----      ---------------    ----------------
ESOP Fund             1994          $26.500             374,336
                      1993          $32.000             451,466
                      1992          $30.875             500,283

5. FEDERAL INCOME TAXES

The Company believes that the Plan and its related Trust, including the portions of the former TRASOP and PAYSOP applicable to bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, are qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. A determination letter to such effect was obtained from the Internal Revenue Service (IRS) in 1988. Participants are not taxed either on Company Contributions or on the earnings credited to their Savings Account, until distribution of such Savings Account. On December 30, 1994, the Company submitted an application to the IRS for a determination that the Plan and Trust continue to be qualified under applicable law.

6. COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However it is not subject to the funding requirements of Title I, and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

7. SUBSEQUENT EVENTS

The assets of Fixed Income Fund C will be invested after December 31, 1994 in GICs with the following insurance companies which contractually provide for a return of principal and a fixed interest rate for the contract period:

     Effective January 1, 1995, a five year contract expiring December 31, 1999 with Metropolitan Life Insurance Company, effective interest rate of 8.12%.

     Effective January 1, 1995, a five year contract expiring December 31, 1999 with The Prudential Life Insurance Company, effective interest rate of 8.01%

Starting January 18, 1995 the following new investment fund became available:

          The assets of Government Securities Fund G were transferred from the Weiss Peck and Greer Mutual Fund's Government Securities Fund to the Voyageur U.S. Government Securities Fund (the "Voyageur U.S. Government Securities Fund") an open-end investment Company or mutual fund.

                                        PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                  EMPLOYEE SAVINGS PLAN
                                  SCHEDULE OF ASSETS HELD FOR INVESTMENT - ITEM 27a
                                                   DECEMBER 31, 1994

Identity of Issue                        Units/Shares    Historical Cost   Market Value     Unit Value
- -----------------                        ------------    ---------------   ------------     -----------
Equities Growth Fund A..................     254,062      $  5,689,495     $  4,761,117     $     18.74
                                          ----------      ------------     ------------     -----------
Balanced Fund B.........................     147,010      $  2,308,279     $  2,180,156     $     14.83
                                          ----------      ------------     ------------     -----------
Fixed Income Fund C (Insurance
  Annuity Contracts-GICs):
Provident National Assurance Company
  -- 6.80%, four and one-half year
     contract expiring 6/30/97..........  10,172,794      $ 10,172,794     $ 10,172,794          --
  -- 6.62%, four and one half-year
     contract expiring 6/30/96..........   5,653,051      $  5,653,051     $  5,653,051          --
Metropolitan Life Insurance Company
  -- 5.72%, four-year contract
     expiring 12/31/97..................   5,261,902      $  5,261,902     $  5,261,902          --
Prudential Life Insurance Company
  -- 8.98%, four-year contract
     expiring 12/31/94..................  10,084,866      $ 10,084,866     $ 10,084,866          --
Principal Mutual Life Insurance Company
  -- 6.80%, five-year contract
     expiring 1/1/97....................   8,888,357      $  8,888,357     $  8,888,357          --
John Hancock Mutual Life
  Insurance Company
  -- 6.10%, four-year contract
     expiring 1/1/96....................  10,976,332      $ 10,976,332     $ 10,976,332          --
Allstate Life Insurance Company
  -- 5.65%, five-year contract
     expiring 1/4/99....................  12,590,164      $ 12,590,164     $ 12,590,164          --
New York Life Insurance Company
  -- 7.07%, five-year contract
     expiring 6/30/99...................  10,473,623      $ 10,473,623     $ 10,473,623          --
                                          ----------      ------------     ------------     -----------
                                          74,101,089      $ 74,101,089     $ 74,101,089     $      1.00
                                          ----------      ------------     ------------     -----------
Equities Fund D (Common Stock
  of Public Service Enterprise
  Group, Inc.)..........................     885,368      $ 24,781,619     $ 23,462,252     $     26.50
                                          ----------      ------------     ------------     -----------
Equities Fund E (BT Institutional Equity
  Index Fund)...........................   1,098,682      $ 11,774,753     $ 11,470,242     $     10.44
                                          ----------      ------------     ------------     -----------
Utilities Equities Fund F...............     210,212      $  3,121,895     $  2,745,366     $     13.06
                                          ----------      ------------     ------------     -----------
Government Securities Fund G............     141,840      $  1,461,508     $  1,278,313     $      9.01
                                          ----------      ------------     ------------     -----------
International Stock Fund H..............     280,977      $  3,476,716     $  3,180,664     $     11.32
                                          ----------      ------------     ------------     -----------
Employee Stock Ownership Plan
  (Common Stock of Public Service
  Enterprise Group, Inc.)...............     374,336      $  3,971,459     $  9,919,904     $     26.50
                                          ----------      ------------     ------------     -----------
     Total Investments..................       --         $130,686,813     $133,099,103          --
Loans to Participants (interest rates
    ranging from 6% to 7.75%, maturity
    date of one to five years)..........       --         $  6,526,460     $  6,526,460          --
                                          ----------      ------------     ------------     -----------
     Total Assets Held for Investment...       --         $137,213,273     $139,625,563          --
                                          ==========      ============     ============     ===========

Required by Department of Labor Regulation 2520.103-10(b)(6).103-6.



                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                  EMPLOYEE SAVINGS PLAN
               SCHEDULE OF REPORTABLE CUMULATIVE TRANSACTIONS FOR THE YEAR
                           ENDED DECEMBER 31, 1994* - Item 27d

                                 Number     Number     Value         Value
                                  of         of         of            of
Security                        Purchases   Sales    Purchases       Sales        Net Gain
- --------                        --------- --------- -----------   -----------   ------------
Investment Contracts:
Metropolitan Life
  Insurance Company............     1         7      $    62,241     $ 8,530,930
Allstate Life Insurance
  Company......................    17         2      $15,045,983     $ 2,455,820
New York Life Insurance
  Company......................    24         6      $11,066,570     $   592,948
Public Service Enterprise
  Group Inc. Holding Company...    88       110      $ 3,654,755     $ 3,405,361    $ 1,026,125
BT Institutional Directed
Account Cash Fund..............   334       449      $45,655,783     $46,329,650       --
BT Institutional Equity Index
  Fund.........................     0         3          --          $10,141,502    $ 2,245,542
PSE&G Participant Loan.........   469       199      $ 4,780,389     $ 2,392,190       --





        SCHEDULE OF REPORTABLE INDIVIDUAL TRANSACTIONS FOR THE YEAR
                         ENDED DECEMBER 31, 1994*  Item 27d

                                                     Purchase          Sales         Net Gain
                                                   ------------    ------------    -----------
BT Institutional Equity Index Fund...                               $10,099,457    $ 2,235,982
Allstate Life Insurance Company......              $ 9,000,000
Metropolitan Life Insurance Company..                               $ 8,530,930


* Reportable transactions as required by ERISA consist of any transaction or series of transactions within the plan year with the same person or entity which, when aggregated, involves an amount that is in excess of 5% of the current value of plan assets at the beginning of the plan year.

                                  SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.








                                Public Service Electric and Gas Company
                                        Employee Savings Plan
                                ---------------------------------------
                                             (Name of Plan)




                                By        JAMES T. FORAN
                                ---------------------------------------
                                          JAMES T. FORAN
                                       Member of the Employee
                                         Benefits Committee

Date: June 30, 1995

EXHIBIT INDEX

      Exhibit Number
- --------------------------------

        1 Public Service Electric and Gas Company Employee Savings Plan, as amended through April 10, 1995.


        2                               Independent Auditors' Consent.